UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board Resolutions

On April 3, 2025, the Company’s Board signed a resolution that:

Acknowledged that, due to the ongoing threat to the Company and its shareholders by the officers of LZGI, Peter Ritz and Michael Moe, including the ongoing preliminary injunction against the Company by the United States District Court for the Southern District of New York (“SDNY”) preventing the Company from issuing shares, raising funds and purchasing Bitcoin, the Company is being forced by the US Courts to:

(a) be in danger of delisting from NYSE American with no normal means of regaining compliance such as a reverse split or injection of investor capital, all of which would require issuing new shares,

(b) be in breach of all the Company’s employment contracts, including with all Directors and Officers, and in breach of Singapore law, by being legally blocked from fulfilling the Company’s share compensation terms through the issuance of new shares, and

(c) have no way of protecting the company from a hostile takeover through the measures being voted for by shareholders at the April 7, 2025 EGM including the approval of super-voting shares, as the injunction prevents the Company from issuing any shares, which would include super-voting shares; and

the Company should take immediate action to protect itself and its shareholders from the threat of delisting and takeover through the following resolutions, whereby whilst the Company is legally blocked from selling shares, it is free to purchase its shares and hence increase the Company’s NAV per share, increase the Company’s BTC per share, subsequently potentially increasing the Company’s share price and reducing the risk of both delisting and takeover; and

Resolved that the management be directed to proceed with the Board’s earlier resolution to effect a share buyback of up to 20% of the Company’s issued share capital, subject to shareholder approval at the EGM held April 7, 2025, the timing of which is at the discretion of management; and

Resolved that that in order for the Company to meet its obligations under Singapore law and be compliant with its statutory duty to compensate employees in accordance with their contractual entitlements, the Board approved the conversion of all existing employee share entitlements up to and including 2025 into equivalent cash payouts; and

Resolved that employees are granted permission to voluntarily reinvest their respective cash payouts into shares of the Company by purchasing such shares directly on the open market as individual investors, subject to applicable securities laws; and

Resolved that, subject to shareholder approval of the Company’s updated constitution, at the EGM held April 7, 2025, which provides for the issuance of a new class of super-voting shares with 10 votes per shares, the Board approves the conversion of 3,000,000 of Roger Hamilton’s ordinary shares to super-voting shares, such that there are no issuance of new shares but rather the conversion of existing shares.

Annual General Meeting

On April 7, 2025, Genius Group Limited (the “Company”) held an Extraordinary General Meeting at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 at 4:00 p.m. (Singapore time) (the “EGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the ordinary and special resolution below:

PROPOSAL 1. Ordinary Resolution - To authorize the proposed share buyback mandate

For	Against	Total Shares Voted
15,274,102	396,942	15,671,044
(97.47)%	(2.53)%

Based on the foregoing votes, Proposal 1 was approved.

PROPOSAL 2. Special Resolution – To adopt the new constitution.

For	Against	Total Shares Voted
14,515,810	835,585	15,351,395
(94.56)%	(5.44)%

Based on the foregoing votes, Proposal 2 was approved.

Exhibit

99.1	Genius Group approves share buyback for 20% of issued shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 9, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)